Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com

October 19, 2020

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Megan Akst, Senior Staff Accountant
Melissa Kindelan, Senior Staff Accountant

Re:	GDS Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed April 17, 2020
File No. 001-37925

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited (the “Company”), we are submitting this letter in response to your correspondence dated October 7, 2020 (the “October 7 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 17, 2020.

In the October 7 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff when the Company will respond. The Company respectfully advises the Staff that it continues to work on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until November 2, 2020 and expects to respond no later than that date.

*              *              *

DANIEL FERTIG  ADAM C. FURBER  YI GAO  ADAM S. GOLDBERG  MAKIKO HARUNARI  IAN C. HO  JONATHAN HWANG  ANTHONY D. KING  CELIA C.L. LAM  CHRIS K.H. LIN  JIN HYUK PARK  KATHRYN KING SUDOL  CHRISTOPHER K.S. WONG  RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK   BEIJING   HOUSTON   LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   TOKYO   WASHINGTON, D.C.

In the meantime, please do not hesitate to contact me at +852-2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

cc:                                William Wei Huang, Chief Executive Officer

Daniel Newman, Chief Financial Officer

Andy Wenfeng Li, General Counsel and Company Secretary

GDS Holdings Limited